(Item 77c)


Shareholder Meeting - Final Results

On May 21, 2012, the Fund held its Annual Meeting of
Shareholders for the following purpose: Election of Directors of the Fund (the "Proposal"). The Proposal was approved by the Fund's shareholders and the results of the voting are as follows:




NAME                            FOR            WITHHELD
Elliot Stein, Jr.*          13,613,534         144,774

Barry Cohen**                    1,534               0


*elected by the holders of the Fund's Common Stock and Preferred Stock, voting together as a single class

**elected solely by the holders of the Fund's Preferred
Stock

John J. Hannan, Glenn N. Marchak, Carl J. Rickertsen, and Todd
J. Slotkin continue to serve in their capacities as Directors of the Fund.